Exhibit 12.1

COMPUTATION OF EARNINGS TO FIXED CHARGES

($ in millions)
	Supplemental Pro Forma Information (1)		Tempur-Pedic International Inc. Historical
	Three Months Ended March 31,	Year Ended December 31,	Three Months Ended March 31,	Years Ended December 31,
	2013	2012	2013	2012	2011	2010	2009	2008
Income before income taxes	$28.5	$215.1	$14.9	$229.2	$328.4	$230.9	$128.0	$107.4
Fixed Charges:
Interest expense and amortization of debt discount and financing cost	27.7	108.8	27.9	18.8	11.9	14.5	17.3	25.1
Estimate of the interest within the rental expense	1.5	6.4	0.1	0.4	0.5	0.3	0.4	0.5

Total Fixed Charges	29.2	115.2	$28.0	$19.2	$12.4	$14.8	$17.7	$25.6
Income before income taxes and Fixed Charges	$67.7	$330.3	$42.90	$248.40	$340.80	$245.70	$145.70	$133.00
Ratio of Earnings to Fixed Charges (2)	2.3x	2.9x	1.5x	12.9x	27.5x	16.6x	8.2x	5.2x

(1)	The supplemental pro forma information has been adjusted to give pro forma affect to the acquisition of Sealy Corporation and related financings (collectively, the “Transactions”), which were completed on March 18, 2013, as if they had occurred on January 1, 2012 in the case of the supplemental pro forma information for the year ended December 31, 2012, and as if they had occurred on January 1, 2013 in the case of the pro forma supplemental information for the three months ended March 31, 2013. The supplemental pro forma financial information gives effect to events that are directly related to the Transactions, are expected to have a continuing impact, and are factually supportable. For more information regarding the pro forma amounts and adjustments, please refer to the unaudited pro forma combined condensed financial data included as Exhibit 99.3 to Tempur-Pedic’s Current Report on Form 8-K/A filed on June 3, 2013, which is incorporated into the prospectus included in the registration statement related to this Exhibit 12.1.
(2)	For purposes of computer the ratios of earnings to fixed charges, “earnings” consist of earnings from income before income taxes plus fixed charges, including capitalized interest. “Fixed charges” consist of interest incurred on indebtedness including: capitalized interest, amortization of debt expenses and portion of rental expense under operating leases deemed to be the equivalent of interest. Ratios of earnings to fixed charges are calculated above.